SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

8529 Southpark Circle, Suite 150
Orlando, Florida 32819
(407) 592-8015

With a copy to:

Russell Leaf, Esq.
Jared Fertman, Esq. Sean Ewen, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 11, 2023.

CUSIP No. 35180X105	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
2,154,807 shares
(8) SHARED VOTING POWER
10,076,543 shares
(9) SOLE DISPOSITIVE POWER
2,154,807 shares
(10) SHARED DISPOSITIVE POWER
10,076,543 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,231,350 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 11,2023.

Explanatory Note

This Amendment No. 22 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to the Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, Amendment No. 10 to the Schedule 13D filed on January 3, 2020, Amendment No. 11 to the Schedule 13D filed on January 31, 2020, Amendment No. 12 to the Schedule 13D filed on March 27, 2020, Amendment No. 13 to the Schedule 13D filed on April 3, 2020, Amendment No. 14 to the Schedule 13D filed on April 27, 2020, Amendment No. 15 to the Schedule 13D filed on August 4, 2020, Amendment No. 16 to the Schedule 13D filed on September 8, 2020, Amendment No. 17 to the Schedule 13D filed on January 27, 2021, Amendment No. 18 to the Schedule 13D filed on March 15, 2021, Amendment No. 19 to the Schedule 13D filed on May 26, 2021, Amendment No. 20 to the Schedule 13D filed on May 11, 2022 and Amendment No. 21 to the Schedule 13D filed on April 17, 2023, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

The purpose of this Amendment is to amend Item 4 and Item 5 of the Schedule 13D as hereinafter set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

Agreement and Plan of Merger

On May 10, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Freedom VCM, Inc., a Delaware corporation (“Parent”) and Freedom VCM Subco, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub shall merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger,” and together with the transactions contemplated by the Merger Agreement, the “Transaction”). The buyer group includes members of the senior management team of the Issuer, led by Brian Kahn (“Kahn”), the Issuer’s Chief Executive Officer, in financial partnership with a consortium that includes B. Riley Financial, Inc. (“B. Riley”) and Irradiant Partners.

Merger Consideration. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Common Stock (each, a “Share”) held by stockholders (other than the Excluded Shares as defined by the Merger Agreement, the definition of which includes, among other items, the Issuer's Shares for which the holder has duly exercised appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware, Shares or Preferred Shares owned by Bryant Riley, B. Riley, Parent, Merger Sub, the Issuer and its wholly-owned subsidiaries and Rollover Shares, as defined below) will receive $30.00 in cash per Share (the “Public Stockholder Per Share Price”); (b) each share of preferred stock of the Issuer (each, a “Preferred Share”) will be converted or, at the election of the Issuer (which shall be made solely at Parent's direction), redeemed, in each case in accordance with that certain Certificate of Designation of 7.50% Series A Cumulative Perpetual Preferred Stock of the Issuer, dated as of September 18, 2020; and (c) each Rollover Share shall be subject to the treatment provided in the Rollover Agreement, as described below.

Treatment of Equity Awards. At the Effective Time, on the terms and subject to the conditions of the Merger Agreement and unless otherwise agreed between Parent and any holder, each then-outstanding Issuer option, restricted stock unit and performance-based restricted stock unit (“PRSU”), whether vested or unvested, will be cashed out based on the Public Stockholder Per Share Price, less any applicable withholdings. Each then-unvested PRSU will become fully vested with respect to the target number of Shares covered by such award. At the Effective Time, each then-outstanding market-based restricted stock unit, most of which were granted in June of 2021 to select employees, will be cancelled for no consideration.

Board and Special Committee Recommendation. The independent directors of the Issuer’s Board of Directors (the “Board”), acting on the unanimous recommendation of a special committee of the Board (the “Special Committee”) consisting of independent and disinterested directors of the Issuer that was formed to negotiate and evaluate a potential transaction with certain members of Issuer management and B. Riley, have unanimously: (i) approved and declared advisable the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement; (ii) determined that the Merger Agreement, the Voting Agreement and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Issuer and the holders of the Shares (other than Excluded Shares and Shares held by Rolling Stockholders, each as defined in the Merger Agreement) (the “Public Stockholders”); and (iii) resolved to recommend to the Board that the Public Stockholders adopt the Merger Agreement at a meeting of stockholders to be held for the purpose of voting upon the Transaction (the “Issuer Stockholders Meeting”). Kahn recused himself from the Board approval due to his status as a Rollover Stockholder (as defined below).

Non-Solicitation and Go-Shop. Beginning on the date of the Merger Agreement and continuing until 11:59 p.m. New York time on June 9, 2023 (the “Go-Shop Period”), the Issuer and its representatives may, subject to certain conditions under the Merger Agreement: (i) solicit, initiate, propose or induce the making of alternative acquisition proposals from third parties, (ii) furnish non-public information to such third parties in connection with such proposals and (iii) participate in discussions or negotiations with third parties with respect to such proposals. Following the expiry of the Go-Shop Period, the Issuer will generally be restricted from soliciting alternative acquisition proposals, and subject to certain exceptions, engaging in discussions or negotiations with respect to such proposals or providing non-public information in connection with such proposals. Additionally, subject to certain customary “fiduciary out” exceptions, the Board and any committee thereof is required to recommend that the Issuer’s stockholders adopt the Merger Agreement.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to: (i) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time (including restrictions on certain actions, such as amendments to organizational documents, payment of dividends (other than certain dividends on the Preferred Shares as provided in the Merger Agreement) or redemptions, share issuances, distributions, incurrence of certain capital expenditures and indebtedness, acquisitions and dispositions, among others); and (ii) the obligation to use reasonable best efforts to take or cause to be taken all things necessary or advisable to consummate the Transaction; provided, that none of Parent, the Issuer or any of their respective Affiliates shall be required to commit to any divestiture or other remedy that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (as defined in the Merger Agreement) without regard to the exceptions set forth therein.

Closing Conditions. Consummation of the Transaction is subject to certain customary conditions, including, among others, that: (i) the receipt of the vote in favor of the authorization of the Merger Agreement by (a) the holders of a majority of the outstanding Shares entitled to vote thereon and (b) the holders of a majority of the outstanding Shares (other than Shares held by the Rolling Stockholders and their respective affiliates) entitled to vote thereon, in each case, at the Issuer Stockholders Meeting (the “Requisite Issuer Stockholder Approval”); (ii) expiration of the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976; (iii) the absence of any law or order that makes unlawful or prevents consummation of the Transaction; (iv) each parties’ representations and warranties are accurate, subject to customary materiality standards; and (v) each party shall have performed in all material respects its obligations under the Merger Agreement. Additionally, Parent’s obligation to close is subject to the condition that there has not occurred a Material Adverse Effect (as defined in the Merger Agreement) on the Issuer since the date of the Merger Agreement.

Termination; Termination Fees. The Merger Agreement provides for certain termination rights, including, among others, the right of the parties to terminate the Merger Agreement (i) by mutual written consent; (ii) if the Transaction has not been consummated as of November 10, 2023; (iii) if the Requisite Issuer Stockholder Approval is not obtained; (iv) if there is any order or applicable law prohibiting or permanently enjoining the Transaction; and (v) if the other party breaches its covenants or representations and such breach would result in the failure of a closing condition in favor of the other party, in each case subject to a cure period. In addition, the Issuer may terminate the Merger Agreement in order for the Board or Special Committee to cause or permit the Issuer to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (each as defined in the Merger Agreement), and Parent may terminate the Merger Agreement if the Board or Special Committee changes its recommendation in favor of the Transaction. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain specified circumstances, the Issuer will be required to pay Parent a termination fee of $20.72 million (except in the case the Merger Agreement is terminated in connection with a superior proposal during the Go-Shop Period, in which case such termination fee shall be $10.35 million), and Parent will be required to pay the Issuer a termination fee of $55 million (the “Parent Termination Fee”).

Financing. Parent has obtained equity financing and debt financing commitments for the purpose of financing the Transaction and paying related fees and expenses. B. Riley has committed to capitalize Parent at the closing of the Merger with an aggregate equity contribution equal to up to $560 million on the terms and subject to the conditions set forth in an equity commitment letter. B. Riley has also guaranteed payment of certain obligations of Parent and Merger Sub, pursuant to the Limited Guarantee, as described below. Certain financial institutions have agreed to provide Parent with debt financing in an aggregate principal amount of up to $475 million on the terms and subject to the conditions set forth in a debt commitment letter. The obligations of these lenders to provide debt financing under the debt commitment letter are subject to a number of customary conditions. While the Merger is not subject to any financing condition, the Issuer cannot compel B. Riley to contribute its equity financing pursuant to the equity commitment letter, unless the debt financing pursuant to the debt commitment letter has also been funded or will be funded at the Closing if the equity financing is funded.

Limited Guarantee

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, B. Riley entered into a limited guarantee in favor of the Issuer (the “Limited Guarantee”), with respect to certain obligations of Parent and Merger Sub under the Merger Agreement, including a guarantee of payment for (i) up to $57 million related to certain of Parent’s and Merger Sub’s obligations to consummate the Merger, including, but not limited to, the Parent Termination Fee and certain other reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, and (ii) in the case of any actual fraud or Willful and Material Breach (as defined in the Merger Agreement) by Parent or Merger Sub pursuant to the Merger Agreement, the full, uncapped amount of liability and damages owed by Parent or Merger Sub to the Issuer under the Merger Agreement.

Voting Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain members of the Issuer’s management team, including Kahn and his affiliates (the “Management Stockholders”), entered into a Voting Agreement with the Issuer and Parent (the “Voting Agreement”). Pursuant to the Voting Agreement, the Management Stockholders have agreed to vote all Shares owned by them in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and against certain actions that would prevent, interfere with or delay the consummation of the Merger. The Voting Agreement terminates upon the earlier of the Effective Time, the termination of the Merger Agreement in accordance with its terms or, the date on which, subject to the terms of the Voting Agreement, the Merger Agreement is amended to reduce the amount or form of the Public Stockholder Per Share Price, to extend the Outside Date beyond November 10, 2023 or to otherwise impose additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger or in the event the Special Committee or the Board changes its recommendation in favor of the Transaction.

Rollover Agreement

On May 10, 2023, concurrently with the execution and delivery of the Merger Agreement, certain stockholders of the Issuer, including Kahn and his affiliates (the “Rollover Stockholders”), entered into a rollover contribution agreement (the “Rollover Agreement”) between Freedom VCM Holdings, LLC, a Delaware limited liability company and, following the consummation of the Merger, indirect parent of the Issuer (“Topco”), and each Rollover Stockholder, pursuant to which, at the Effective Time, certain shares (“Rollover Shares”) held by the Rollover Stockholders will be contributed to Topco in exchange for a number of issuances of common membership interests of Topco.

Interim Investors Agreement

On May 10, 2023, concurrently with the execution of the Merger Agreement, Kahn, B. Riley and TopCo entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the transactions contemplated by the Merger Agreement, including allocation of responsibility for certain payment obligations of B. Riley pursuant to the Limited Guarantee.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Limited Guarantee, the Voting Agreement, the Rollover Agreement and the Interim Investors Agreement, copies of which are filed as Exhibits herewith, and which are incorporated herein by reference in their entirety. The Merger Agreement, the Voting Agreement, the Rollover Agreement, the Interim Investors Agreement and the Limited Guarantee are incorporated herein by reference to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual or financial information about B. Riley, Parent, Merger Sub, the Issuer, the Reporting Persons or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement, the Voting Agreement, the Rollover Agreement, the Interim Investors Agreement and the Limited Guarantee: (a) were made only for purposes of the respective agreement and as of specific dates; (b) were solely for the benefit of the parties to the Merger Agreement, the Voting Agreement, the Rollover Agreement, the Interim Investors Agreement and the Limited Guarantee, as applicable; (c) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Voting Agreement, the Rollover Agreement, the Interim Investors Agreement and the Limited Guarantee instead of establishing those matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Parent, Merger Sub, the Issuer, the Reporting Persons or any of their respective subsidiaries or affiliates.

As a result of entering into certain of the agreements described in this Item 4, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Andrew M. Laurence and Bryant R. Riley (the Chairman and Co-Chief Executive Officer of B. Riley). As disclosed in Amendment Nos. 15, 16, 17 and 19 of the Schedule 13D, Kahn or his affiliates have previously entered into purchase and similar transactions with B. Riley Securities, Inc. or affiliates thereto with respect to the Common Stock, using financing for certain of such transactions from B. Riley Securities, Inc. or affiliates thereof. Mr. Laurence is partner of Vintage Capital Management LLC, one of the Reporting Persons hereunder. Certain of the shares of Common Stock held by the Reporting Persons are subject to margin borrowing arrangements, including with B. Riley Securities, Inc.

Prior to the Closing, the Reporting Persons may, subject to the terms and conditions of the Merger Agreement, other relevant agreements and, if applicable, in consultation with and/or with the approval of the Special Committee, engage in discussions and/or negotiations with holders of capital stock, loans or other securities of the Issuer or other interested parties with respect to, among other things, potential alternative acquisition proposals, including during the Go-Shop Period, or with respect to participating as an additional financing partner in the Transaction.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows (including to correct a clerical error in connection with the previously reported number of the Issuer’s shares of Common Stock that are beneficially owned by the Reporting Persons):

As a result of entering into certain of the agreements described in Item 4 above, the Reporting Persons may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act with Andrew M. Laurence and Bryant R. Riley (the Chairman and Co-Chief Executive Officer of B. Riley). The Reporting Persons have been advised that (i) Andrew M. Laurence beneficially owns 573,482 shares of Common Stock, and (ii) Bryant R. Riley beneficially owns 1,804 shares of Common Stock. Accordingly, the aggregate beneficial ownership of such “group,” including the shares of Common Stock beneficially by the Reporting Persons, is equal to 12,806,636 shares of Common Stock, representing approximately 36.4% of the outstanding shares of Common Stock.  The foregoing percentage is based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 11, 2023. The Reporting Persons disclaim beneficial ownership of any shares of capital stock of the Issuer owned by the other members of such “group”.

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on May 10, 2023, the Reporting Persons beneficially owned, in the aggregate, 12,231,350 shares of Common Stock, representing approximately 34.8% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 35,172,623 shares of Common Stock outstanding as of May 5, 2023, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 11, 2023.

2,500,000 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are directly held by Vintage Capital Management LLC. Kahn, directly or indirectly, controls Vintage Capital Management LLC and therefore may be deemed to have beneficial ownership over the shares of Common Stock owned thereby. Kahn disclaims beneficial ownership of such shares for all other purposes. 7,576,543 of the shares of Common Stock are held by Kahn and Lauren Kahn Joint Tenants by Entirety, and 2,154,807 of the shares of Common Stock are held directly by Kahn.

(c)       Except as set forth in this Schedule 13D, and except for the grant and/or vesting of equity incentive awards as disclosed in Kahn’s Form 4s, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons (individually, directly or indirectly, and with Lauren Kahn as tenants by the entirety) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)       As previously reported, on May 9, 2022, Kahn Capital Management, LLC has ceased to beneficially own any shares of Common Stock and therefore ceased to be a Reporting Person (without impacting the status of the other Reporting Persons).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1*	Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.2	Voting Agreement, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.3	Rollover Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC and each of the persons set forth on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.4	Limited Guarantee, dated as of May 10, 2023, by B. Riley Financial, Inc. and of Franchise Group, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 11, 2023)

99.5	Interim Investors Agreement, dated as of May 10, 2023, by and among Brian R. Kahn, B. Riley Financial, Inc. and Freedom VCM Holdings, LLC

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. The Issuer agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2023

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn